1934 Act Registration No. 1-31335
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                      THE SECURITIES EXCHANGE ACT OF 1934


                                November 6, 2002


                               AU Optronics Corp.
                (Translation of Registrant's Name into English)


                              No. 1 Li-Hsin Road 2
                         Science-Based Industrial Park
                                Hsinchu, Taiwan
                    (Address of Principal Executive Office)


          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                  Form 20-F X                    Form 40-F
                           ---                            --


          (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                  Yes                            No X
                     ---                           ---


          (If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

                               INDEX TO EXHIBITS

Item
----

1. Taiwan Stock Exchange filing entitled, "Acquisition of Patents", dated October 24, 2002.

2. Taiwan Stock Exchange filing entitled, "AU Optronics Corp. to Buy Back 10 Million Common Shares, dated October 15, 2002.

3. Taiwan Stock Exchange filing entitled, "Revision of Financial Forecast for 2002 previously filed on April 29, 2002, dated October 23, 2002.

4. Press release entitled, "AU Optronics Corp. Announces Year 2002 Third Quarter Unconsolidated Results for the Period Ended September 30, 2002", dated October 23, 2002.

5. Presentation material entitled, "AU Optronics 2002 3rd Quarter Results", dated October 23, 2002.

6. Unconsolidated balance sheet and unconsolidated income statement for the nine months ended September 30, 2002 and 2001.

7. Taiwan Stock Exchange filing entitled, "AU Optronics Corp. Revises Its 2002 Financial Forecast," dated October 29, 2002.

8. Taiwan Stock Exchange filing entitled, "Revision of the Original Financial Forecast for 2002 (audited)," dated October 29, 2002.

9. Taiwan Stock Exchange filing entitled, "Merger Between AU Optronics and HannStar," dated November 1, 2002.

The statements included in this Form 6-K that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements can be found in AU Optronics' registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             AU Optronics Corp.


Date: November 4, 2002                       By /s/ Max Weishun Cheng
      --------------------------                --------------------------------
                                                Max Weishun Cheng
                                                Chief Financial Officer

                                                                         ITEM 1

                            AU Optronics Corporation
                                October 24, 2002
                           English Language Summary


Subject:    Acquisition of Patents

Regulation: Published Pursuant to Article 2-10 of the Taiwan Stock Exchange's
            Operation Procedures for the Publication of Material Information by Listed Companies

Content:
   -----------------------------------------------------------------------------
   Patent Number     Name of patent                             Acquisition date
   -----------------------------------------------------------------------------
    R.O.C. 155914    Method of fabricating a thin film transistor    10/01/2002
                     liquid crystal display
   -----------------------------------------------------------------------------
    U.S.6,448,116    A thin film transistor display and method of    10/03/2002
                     fabrication
   -----------------------------------------------------------------------------
    P.R.C93221       An electrostatic charge remover for a sand      10/03/2002
                     blasting device
   -----------------------------------------------------------------------------
    R.O.C.156428     Method of thin film transistor crystal          10/09/2002
   -----------------------------------------------------------------------------
    R.O.C.157241     A plasma display panel with an auxiliary        10/18/2002
                     bonding pad
   -----------------------------------------------------------------------------
    R.O.C.156666     Method of integrally forming light-guide and    10/23/2002
                     polarizer
   -----------------------------------------------------------------------------

                                                                          ITEM 2



                            AU Optronics Corporation
                                October 15, 2002
                           English Language Summary


Subject:       AU Optronics Corp. to Buy Back 10 Million Common Shares

Regulation:    Published Pursuant to Article 2-10 of the Taiwan Stock Exchange's
               Operating Procedures for the Publication of Material Information by Listed Companies

Content:

     The Board of Directors of AU Optronics approved a resolution to implement a treasury share system on October 14, 2002. The company plans to buy an estimated 10 million common shares from secondary markets for use as stock options. The share purchase is expected to take place between October 15, 2002 and December 14, 2002 with a price range of NT$ 15 and NT$ 20.

                                                                          ITEM 3


                            AU Optronics Corporation
                                October 23, 2002
                           English Language Summary


Subject:       Revision of the Original Financial Forecast for 2002 previously filed on April 29, 2002
Regulation:    Published Pursuant to Article 2-13 of the Taiwan Stock Exchange's
               Operating Procedures for the Publication of Material Information by Listed Companies
Content:

1.   Fiscal year of the financial forecast: 2002

2.   Date of announcement: October 23, 2002

3. Reason for preparation of the financial forecast: as required by applicable regulation for the publication of financial forecasts by publicly listed companies.

4. Name of the reviewing CPA: previously filed financial forecast was reviewed by Alfred S. H. Wei and Emily Tseng of KPMG Certified Public Accountants on April 25, 2002.

5. As a result of slowing customer demand and deteriorating pricing environment for large panels in 2H 2002, the company's 2H 2002 financial performance is expected to be adversely affected. The previously filed financial forecast hence needs to be revised.

6. Reason for revision of the financial forecast and the monetary amount affected: AUO plans to file a revised un-audited financial forecast showing net sales of NT$76.0 billion, operating profit of NT$8.0 billion and net profit of NT$6.0 billion pending review by independent accountants and board approval. The Company expects to announce, following such approval and review, by November 2, 2002.

                                                                          ITEM 4


                                                            [au optronics logo]


FOR IMMEDIATE RELEASE


For Further Information:
Yawen Hsiao
Corporate Communications Dept.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608
Email: yawenhsiao@auo.com

AU Optronics Corp. Announces Year 2002 Third Quarter Unconsolidated Results for
                      the Period Ended September 30, 2002

--------------------------------------------------------------------------------
   AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), the world's third largest manufacturer of large-size TFT-LCD panels, today announced its unconsolidated results of operations for the quarter ended September 30, 2002. All financial information was prepared in accordance with generally accepted accounting principles in Taiwan ("ROC GAAP") on an unconsolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002. The audited unconsolidated financial information presented herein is not necessarily indicative of our future financial results.
--------------------------------------------------------------------------------

Hsinchu, Taiwan, October 23, 2002 -
AU Optronics Corp. ("AUO" or the "Company") (TAIEX: 2409; NYSE: AUO), today announced its financial results for the third quarter of 2002. Net sales for the quarter ended September 30, 2002 amounted to NT$17,123 million, representing a 98.8% increase from NT$8,612 million in the year-ago period and a 24.5% decline sequentially. Net income reached NT$870 million, compared to a net loss of NT$2,267 million for the same period of 2001 and NT$3,896 million net profit from 2Q02, basic and fully diluted EPS for 3Q02 were NT$0.25 and NT$0.23, respectively.

Gross profit in 3Q02 totaled NT$2,438 million and operating income was NT$1,413 million, reflecting a gross margin of 14.2% and operating margin of 8.3%.

The operational results for the quarter were in line with our expectations, attributed by weaker demand and lowering average selling prices ("ASP") during 3Q02. Unit shipment of large-size panels (>8.4") amounted 1.76 million, representing approximately a 20.1% decline while blended large-size panel ASP in US$ for the quarter decreased 13.0% to US$235 from 2Q02. However, we are encouraged by the performance of small & medium size panel business, the shipment reached 2.85 million in 3Q02 with the monthly shipment broke the 1-million mark starting in August and contributed 12.9% of revenue for the quarter - AU Optronics currently ranked No. 4 globally in digital still camera ("DSC"), No 2 in digital video camera ("DVC"), and No. 3 worldwide in automobile monitor segments in terms of market share.


3Q 2002 Results:  YoY Comparison Highlights

o    Net sales grew 98.8% YoY to NT$17.1 billion
o Net income reached NT$870 million vs. net loss of NT$2.3 billion in the year-ago period
o Gross profit of NT$2.4 billion vs. a gross loss of NT$639 million in 3Q01; gross margin increased from -7.4% in 3Q01 to +14.2%
o Operating income totaled NT$1.4 billion vs. an operating loss of NT$1.6 billion in 3Q01; operating margin improved significantly from -18% in 3Q01 to +8.3% in 3Q02
o Fully diluted EPS for 3Q02 of NT$0.23 vs. loss per common share of NT$0.79 in the year-ago period


3Q02 Results: QoQ Comparison Highlights

o Net sales and net income in the third quarter of 2002 decreased 24.5% and 77.7%, respectively, over the previous quarter
o Gross profit for the third quarter decreased 59.0% sequentially to NT$2.4 billion; gross margin decreased from 26.2% sequentially from 2Q02 to 14.2% in 3Q02
o Operating income down 70.9% QoQ, from NT$4.9 billion in the second quarter of 2002; operating margin down to 8.3% from 21.4% in 2Q02
o Fully diluted earnings per share of NT$0.23, down 78.3% QoQ vs. NT$1.06 in 2Q02

About AU Optronics:

AU Optronics is among the world's largest manufacturers of large-size thin film transistor liquid crystal display panels ("TFT-LCDs"), which are currently the most widely used flat panel display technology. TFT-LCDs are used in notebook computers, desktop monitors and televisions, digital cameras, DVD players, PDAs, mobile phones, portable games, and car navigation systems, among other applications.

AU Optronics was formed by the merger of Acer Display Technology, Inc. and Unipac Optoelectronics Corporation in 2001. The Company is now one of the few manufacturers globally with capabilities to serve both the small and large-size TFT-LCD sectors.

                                   #    #    #

                                                                          ITEM 5


     au
---- optronics ----------------------------- [GRAPHIC OMITTED] ----------------


                            2002 3rd Quarter Results


                                October 23, 2002

Agenda


o  Welcome and Introduction

o  3Q'02 Financial Results                                         Max Cheng
   (unconsolidated)

o  Remarks                                                          K.Y. Lee

o  Q&A                                                      K.Y. Lee et. al.



au
optronics
============================================================= [GRAPHIC OMITTED]

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements can be found in AU Optronics' registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.


au
optronics
============================================================= [GRAPHIC OMITTED]

3Q 2002 Financial Summary


o  Growth

   o  Revenue: +98.8% YoY; -24.5% QoQ

   o No. 1 Taiwan, No. 3 Worldwide in large-size panels; No. 4 Worldwide in DSC; No. 2 in DVC and No. 3 in Automobile applications globally(a)

   o  Unit Shipment:

      o  Large Panels: 1.76 million

      o  Small & Medium Panels (A/V): 2.85 million

o  Profitability

   o  3Q'02 Operating Margin = 8.3%

   o  3Q'02 Basic EPS = NT$0.25; Fully Diluted = NT$0.23(b)

o  Liquidity

   o  NT$2,470 million operating cash flow in 3Q 2002

   o  NT$26,382 million in cash and cash equivalents


(a) DisplaySearch, 2Q 2002 rankings
(b) Basic EPS and Fully Diluted EPS were calculated based on 3,513.5 million and 3,825.7 million shares, respectively au
optronics
============================================================= [GRAPHIC OMITTED]

3Q 2002 Income Statement - QoQ Comparison


Amount: NT$ Million Except Per Share Data

                                     3Q'02               2Q'02             QoQ
                                     Actual              Actual         Change %
                               ------------------  ------------------  ---------
Net Sales                       17,123     100.0%   22,671     100.0%     -24.5%
Cost of Goods Sold             (14,685)    -85.8%  (16,726)    -73.8%     -12.2%
                               ------------------  ------------------  ---------
 Gross Margin                    2,438      14.2%    5,945      26.2%     -59.0%
Operating Expenses              (1,024)     -6.0%   (1,084)     -4.8%      -5.5%
                               ------------------  ------------------  ---------
 Operating Income                1,413       8.3%    4,860      21.4%     -70.9%
Net Non-operating Income (Exp.)   (543)     -3.2%     (965)     -4.3%     -43.7%
                               ------------------  ------------------  ---------
 Income before Tax                 870       5.1%    3,896      17.2%     -77.7%
Income Tax Credit (Exp.)             0       0.0%       (0)      0.0%        --
                               ------------------  ------------------  ---------
 Net Income                        870       5.1%    3,896      17.2%     -77.7%
                               ==================  ==================  =========
  Basic EPS (NT$)                 0.25                1.18                -79.0%
  Fully Diluted EPS (NT$)         0.23                1.06

(a) Total weighted average outstanding shares of 3,514 million and 3,826 million were used in Basic and Fully Diluted EPS calculation for 3Q'02, while 3,282 million and 3,687 million were used for 2Q'02, respectively.


au
optronics
============================================================= [GRAPHIC OMITTED]

3Q 2002 Balance Sheet & Cash Flow
-  QoQ Comparison


Amount: NT$ Million

                                       3Q'02              2Q'02            QoQ
                                       Actual             Actual        Change %
                                 -----------------   ----------------   --------
Cash                               26,382    20.4%    25,645    19.9%       2.9%
LT Debt                            27,355    21.2%    27,422    21.2%      -0.2%
Equity                             78,441    60.7%    77,103    59.7%       1.7%
Total Assets                      129,129   100.0%   126,594    98.0%       2.0%

-------------------------------------------------------------------------------
Depreciation & Amortization         3,354                      3,112        7.8%
Capital Expenditure                 3,040                      4,979      -39.0%
Inventory                           8,704                      8,285        5.1%
--------------------------------------------------------------------------------

----------------------------------------------------------------------
Debt to Equity (Fully Diluted)               42.6%              40.8%
Net Debt to Equity (Fully Diluted)            9.7%               8.3%
----------------------------------------------------------------------


au
optronics
============================================================= [GRAPHIC OMITTED]

3Q 2002 Income Statement - YoY Comparison


Amount: NT$ Million Except Per Share Data

                                      3Q'02                3Q'01          YoY
                                      Actual               Actual       Change %
                                -----------------    -----------------  --------
Net Sales                        17,123    100.0%     8,612     100.0%     98.8%
Cost of Goods Sold              (14,685)   -85.8%    (9,251)   -107.4%     58.7%
                                -----------------    -----------------  --------
 Gross Profit                     2,438     14.2%      (639)     -7.4%       --
Operating Expenses               (1,024)    -6.0%      (912)    -10.6%     12.3%
                                -----------------    -----------------  --------
 Operating Income                 1,414      8.3%    (1,550)    -18.0%       --
Net Non-operating Income (Exp.)    (543)    -3.2%      (716)     -8.3%    -24.2%
                                -----------------    -----------------  --------
 Income before Tax                  871      5.1%    (2,267)    -26.3%       --
 Income Tax Credit (Exp.)             0      0.0%         0       0.0%       --
                                -----------------    -----------------  --------
 Net Income                         871      5.1%    (2,267)    -26.3%       --
                                =================    =================  ========
  EPS (NT$)(a)                     0.25               (0.79)                 --
  Fully Diluted EPS (NT$)(a)       0.23               (0.79)                 --


(a) Total weighted average outstanding shares of 3,514 million and 3,826 million were used in Basic and Fully Diluted EPS calculation for 3Q'02, respectively, while 2,870 million shares were used for the 3Q'01 EPS calculation au
optronics
============================================================= [GRAPHIC OMITTED]

3Q 2002 Balance Sheet & Cash Flow
- YoY Comparison


Amount: NT$ Million

                                    3Q'02               3Q'01            YoY
                                    Actual              Actual         Change %
                              -----------------   -----------------    --------
Cash & Cash Equivalents        26,382     20.4%       651      0.7%     3953.6%
LT Debt                        27,355     21.2%    30,595     33.3%      -10.6%
Equity                         78,441     60.7%    45,170     49.1%       73.7%
Total Assets                  129,129    100.0%    92,001    100.0%       40.4%


-------------------------------------------------------------------------------
Depreciation & Amortization              3,354               2,188        53.3%
Capital Expenditure                      3,040               3,131        -2.9%
Inventory                                8,704               9,959       -12.6%
-------------------------------------------------------------------------------

----------------------------------------------------------------------
Debt to Equity (Fully Diluted)            42.6%               77.8%
Net Debt to Equity (Fully Diluted)         9.7%               76.3%
----------------------------------------------------------------------


au
optronics
============================================================= [GRAPHIC OMITTED]

Sales Breakdown by Application - QoQ Comparison


[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

               1Q'01    2Q'01    3Q'01    4Q'01    1Q'02    2Q'02    3Q'02
               -----    -----    -----    -----    -----    -----    -----
A/V             15%      14%      13%       8%       6%       7%      13%
Notebook        70%      59%      32%      36%      35%      37%      22%
Monitor         13%      25%      53%      52%      56%      54%      62%
Others           3%       3%       3%       5%       4%       3%       3%


au
optronics
============================================================= [GRAPHIC OMITTED]

Large Size Panel Shipment and ASP Trend

[THE FOLLOWING TABLE WAS REPRESENTED BY A BAR CHART IN THE PRINTED MATERIALS.]

                        2Q'00    3Q'00    4Q'00    1Q'01    2Q'01    3Q'01    4Q'01    1Q'02    2Q'02    3Q'02
                        -----    -----    -----    -----    -----    -----    -----    -----    -----    -----
Unit Shipment ('000)      377      557      581      664      952    1,059    1,932    2,160    2,204    1,760
Blended ASP (US$)        $344     $324     $296     $227     $189     $197     $195     $237     $270     $235


au
optronics
============================================================= [GRAPHIC OMITTED]

Capital Commitment and Capacity


o  1H 2002 Actual CAPEX: NT$7 billion ( ~US$207 million)

o  3Q 2002 Actual CAPEX: NT$3 billion ( ~US$90 million)

o  4Q 2002 ~ 1H 2003 Estimated CAPEX: NT$33 billion (US$950 million)

   o  L8 Fab (G5): 40K substrates / month

   o  L9 Color Filter Fab (G5): 60K substrates / month

o  2Q 2002 Capacity (based on 15" panel equivalents):

   o  822K / month - as of June 30, 2002

o  3Q 2002 Capacity (based on 15" panel equivalents):

   o  890K / month - as of September 30, 2002

o  Estimated 2002 Capacity by year-end (based on 15" panel equivalents):

   o  920K / month - by year-end, 2002


au
optronics
============================================================= [GRAPHIC OMITTED]

2002 Installed Capacity by Fabs


                Substrate Size        6/2002         9/2002         12/2002
   FAB               (mm)            Capacity       Capacity      Capacity (F)
===============================================================================
L2 (G3.5)         610 x 720           45,000         45,000         45,000
-------------------------------------------------------------------------------
L3 (G3.5)         610 x 720           35,000         35,000         35,000
-------------------------------------------------------------------------------
L5 (G3.5)         600 x 720           58,000         60,000         60,000
-------------------------------------------------------------------------------
L6 (G4.0)         680 x 880           45,000         55,000         60,000
-------------------------------------------------------------------------------
L8 (G5.0)         1100 x 1250          n.a.           n.a.          40,000
(2003F)                                                            (Phase I)
                                                                    (2003F)
-------------------------------------------------------------------------------


au
optronics
============================================================= [GRAPHIC OMITTED]

Technology Leadership


o  Production Technology

   o  First G5 in Taiwan: equipment installation commenced in Oct. 2002

   o Part of L3 capacity will be migrated to LTPS for certain small & medium size applications

o AU Optronics awarded five "2002 Gold Panel Display Awards" for its leading competitiveness and self-developed technologies by the National Science Council, the Industrial Development Bureau and Office of Committee for Information Industry Development ("OCIID") under the ROC Ministry of Economic Affairs:

   o  "Greatest Industry Contribution"

   o  "Best Technology" for reflective type TFT-LCD technology

   o  "Best Technology" for transflective type TFT-LCD technology

   o  "Best Product" for 50" Plasma Display module

   o  "Best Product" for 3.5" reflective type TFT-LCD module


au
optronics
============================================================= [GRAPHIC OMITTED]

2002 Financial Forecast Revision

o Due to slowing customer demand and deteriorating pricing environment for large panels in 2H 2002, the company's 2H 2002 financial performance has been adversely affected

o The earlier announced 2002 financial forecast is to be revised, pending auditor's review and board approval:

   o  2002F Net Sales: NT$76.3 billion

   o  2002F Gross Profit: NT$12.1 billion

   o  2002F Operating Profit: NT$8.0 billion

   o  2002F Net Profit: NT$6.0 billion

   o  2002F Basic EPS: NT$1.66

   o  2002F Fully Diluted EPS: NT$1.59


au
optronics
============================================================= [GRAPHIC OMITTED]
                              http://www.auo.com

                                  IR@auo.com





au
optronics
============================================================= [GRAPHIC OMITTED]

                                                                                                                          ITEM 6


                                                         AU OPTRONICS CORP.
                                                    UNCONSOLIDATED BALANCE SHEET
                                                     As of Sep 30, 2002 and 2001
                              (Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

                                                          Sep 30, 2002                  Sep 30, 2001                 YoY
                                                 ------------------------------      ------------------       ------------------
                  ASSETS                          USD         NTD           %          NTD          %         Change        %
-----------------------------------------------  -----      -------------------      ------------------       ------------------
Cash and Cash Equivalents                          756       26,382        20.4          651        0.7       25,731     3,952.5
Short-term Investment                              100        3,509         2.7        2,356        2.6        1,153        48.9
Notes & Accounts Receivables                       373       13,034        10.1        4,910        5.3        8,124       165.5
Inventories                                        249        8,704         6.7        9,959       10.8       (1,255)      (12.6)
Other Current Assets                                35        1,216         0.9        1,129        1.2           87         7.7
                                                 -----      -------------------      ------------------       ------------------
  Total Current Assets                           1,513       52,845        40.9       19,005       20.7       33,840       178.1
                                                 -----      -------------------      ------------------       ------------------

Long-term Investments                               46        1,622         1.3          115        0.1        1,507     1,310.4
                                                 -----      -------------------      ------------------       ------------------

Fixed Assets                                     2,542       88,751        68.7       77,651       84.4       11,100        14.3
Less Accumulated Depreciation                     (652)     (22,750)      (17.6)     (12,098)     (13.1)     (10,652)       88.0
                                                 -----      -------------------      ------------------       ------------------
  Net Fixed Assets                               1,890       66,001        51.1       65,553       71.3          448         0.7
                                                 -----      -------------------      ------------------       ------------------
Other Assets                                       248        8,661         6.7        7,328        8.0        1,333        18.2
-----------------------------------------------  -----      -------------------      ------------------       ------------------
  Total Assets                                   3,697      129,129       100.0       92,001      100.0       37,128        40.4
                                                 =====      ===================      ==================       ==================
                  LIABILITIES
-----------------------------------------------
Short Term Loans                                     0            0         0.0        2,750        3.0       (2,750)     (100.0)
Accounts Payable                                   332       11,581         9.0        7,077        7.7        4,504        63.6
Current Installments of Long-term Liabilities      240        8,392         6.5        4,543        4.9        3,849        84.7
Other Current Liabilities                           94        3,275         2.5        1,783        1.9        1,492        83.7
                                                 -----      -------------------      ------------------       ------------------
  Total Current Liabilities                        666       23,248        18.0       16,153       17.6        7,095        43.9
                                                 -----      -------------------      ------------------       ------------------
Long-term Borrowings                               664       23,190        18.0       24,186       26.3         (996)       (4.1)
Long-term Commercial Paper                          37        1,284         1.0        4,173        4.5       (2,889)      (69.2)
Bonds and Convertible Bonds Payable                 83        2,881         2.2        2,235        2.4          646        28.9
Other Long-term Liabilities                          2           85         0.1           83        0.1            2         2.4
                                                 -----      -------------------      ------------------       ------------------
  Total Liabilities                              1,452       50,688        39.3       46,830       50.9        3,858         8.2
                                                 -----      -------------------      ------------------       ------------------

               SHAREHOLDERS' EQUITY
-----------------------------------------------
Common Stock                                     1,146       40,022        31.0       29,706       32.3       10,316        34.7
Capital Surplus                                    904       31,582        24.5       17,966       19.5       13,616        75.8
Retained Earnings                                  195        6,800         5.3       (2,504)      (2.7)       9,304      (371.6)
Cumulative Translation Adjustment                    1           37         0.0            3        0.0           34     1,133.3
                                                 -----      -------------------      ------------------       ------------------
Total Stockholders' Equity                       2,246       78,441        60.7       45,171       49.1       33,270        73.7
                                                 -----      -------------------      ------------------       ------------------
Total Liabilities & Stockholders' Equity         3,698      129,129       100.0       92,001      100.0       37,128        40.4
                                                 =====      ===================      ==================       ==================

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 34.918 per U.S. dollar at the end of
      Sep. 2002

                                             AU OPTRONICS CORP.
                                      UNCONSOLIDATED INCOME STATEMENT
                              For the Nine Months Ended Sep 30, 2002 and 2001
                   (Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
                             Except for Per Share Data and Shares Outstanding)

                                                                       Year over Year Comparison
                                                         -------------------------------------------------
                                                               2002           % of       2001         YoY
                                                          USD       NTD       Sales      NTD         Chg %
                                                         -----     ------     -----     ------       -----
Net Sales                                                1,727     59,543     100.0     22,582       163.7
Cost of Goods Sold                                       1,388     47,854      80.4     24,589        94.6
                                                         -----     ------     -----     ------       -----
  Gross Profit (Loss)                                      339     11,689      19.6     (2,007)          -
                                                         -----     ------     -----     ------       -----
Operating Expenses
  Selling                                                   11        394       0.7        258        52.7
  Administrative                                            29      1,008       1.7        971         3.8
  Research and Development                                  47      1,630       2.7      1,470        10.9
                                                         -----     ------     -----     ------       -----
Total Operating Expenses                                    87      3,032       5.1      2,699        12.3
                                                         -----     ------     -----     ------       -----
Total Operating Income (Loss)                              252      8,657      14.5     (4,706)          -
                                                         -----     ------     -----     ------       -----

Net Non-Operating Income (Expenses)                        (54)    (1,857)     (3.1)      (810)      129.3
                                                         -----     ------     -----     ------       -----

Income (Loss) before Income Tax                            197      6,800      11.4     (5,516)          -
                                                         -----     ------     -----     ------       -----

Income Tax (Expense) Benefit                                 0          0       0.0         35      (100.0)
                                                         -----     ------     -----     ------       -----
Net Income (Loss)                                          197      6,800      11.4     (5,481)          -
                                                         =====     ======     =====     ======       =====

Basic Earnings (Loss) Per Share                          0.056       1.94                (1.91)          -
                                                         -----     ------               ------       -----
Basic Earnings (Loss) Per ADS                            0.557      19.35               (19.10)
                                                         -----     ------               ------
Weighted Average Number of Shares Outstanding ('M)                  3,514                2,870
                                                                   ------               ------


Note: (1)  New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.47 per U.S. dollar for the nine months of 2002
      (2)  1 ADR equals 10 ordinary shares

                                                        AU OPTRONICS CORP.
                                                  UNCONSOLIDATED INCOME STATEMENT
                                         For the Three Months Ended Sep 30, 2002 and 2001
                              (Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
                                         Except for Per Share Data and Shares Outstanding)

                                               Year over Year Comparison                    Sequential Comparison
                                      ------------------------------------------ -----------------------------------------
                                          3Q 2002      % of    3Q 2001     YoY       3Q 2002       % of   2Q 2002     QoQ
                                        USD     NTD    Sales     NTD      Chg %    USD     NTD     Sales    NTD      Chg %
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
Net Sales                                504  17,123   100.0     8,612     98.8     497   17,123   100.0   22,671    (24.5)
Cost of Goods Sold                       432  14,685    85.8     9,251     58.7     426   14,685    85.8   16,726    (12.2)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
  Gross Profit (Loss)                     72   2,438    14.2      (639)       -      71    2,438    14.2    5,945    (59.0)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
Operating Expenses
  Selling                                  4     121     0.7       121      0.0       4      121     0.7      166    (27.1)
  Administrative                          10     339     2.0       253     34.0      10      339     2.0      341     (0.6)
  Research and Development                17     564     3.3       538      4.8      16      564     3.3      577     (2.3)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
Total Operating Expenses                  31   1,024     6.0       912     12.3      30    1,024     6.0    1,084     (5.5)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
Total Operating Income (Loss)             41   1,414     8.3    (1,551)       -      41    1,414     8.3    4,861    (70.9)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----

Net Non-Operating Income (Expenses)      (16)   (543)   (3.2)     (716)   (24.2)    (16)    (543)   (3.2)    (965)   (43.7)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----

Income (Loss) before Income Tax           26     870     5.1    (2,267)       -      25      871     5.1    3,896    (77.6)
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----

Income Tax (Expense) Benefit               0       0    0.0          0        -       0        0     0.0        0        -
                                      ------  ------   -----   -------    -----   -----   ------   -----  -------    -----
Net Income (Loss)                         26     870     5.1    (2,267)       -      25      871     5.1    3,896      (78)
                                      ======  ======   =====   =======    =====   =====   ======   =====  =======    =====

Basic Earnings (Loss) Per Share        0.007    0.25             (0.79)       -   0.007     0.25             1.11      (78)
                                      ------  ------           -------    -----   -----   ------          -------    -----
Basic Earnings (Loss) Per ADS          0.073    2.48             (7.90)           0.071     2.48            11.09
                                      ------  ------           -------            -----   ------          -------
Weighted Average Number
of Shares Outstanding ('M)                     3,514             2,870                     3,514            3,514
                                              ------           -------                    ------          -------

Note: (1)  New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$33.99 per
           U.S. dollar for the third quarter of 2002
      (2)  1 ADR equals 10 ordinary shares

                                             AU OPTRONICS CORP.
                                   UNCONSOLIDATED STATEMENT OF CASH FLOWS
                              For the Nine Months Ended Sep 30, 2002 and 2001
                  (Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))

                                                                          2002                   2001
                                                                  ---------------------         -------
                                                                   USD           NTD              NTD
                                                                  -----         -------         -------
Cash Flows from Operating Activities:
  Net Income                                                        195           6,800          (5,481)
  Depreciation & Amortization                                       269           9,382           6,154
  Provision (Reversal) for Inventory Devaluation                      5             179             192
  Long-term Investment Loss under Equity Method                      30           1,047             371
  Changes in Working Capital & Others                               (50)         (1,754)         (1,223)
                                                                  -----         -------         -------
  Net Cash Provided by (Used in) Operating Activities               449          15,654              13

Cash Flows from Investing Activities:
  Decrease (Increase) in Short-term Investments                      25             869           1,527
  Acquisition of Property, Plant and Equipment                     (289)        (10,082)        (11,556)
  Proceeds from Disposal of Property, Plant and Equipment           282                               0
  Increase in Long-term Equity Investments                          (50)         (1,734)            (41)
  Decrease (Increase) in Restricted Cash in Bank                      3              93             179
  Increase in Intangible Assets                                     (28)           (963)           (691)
  Decrease (Increase) in Other Assets                                 0              (1)              5
                                                                  -----         -------         -------
  Net Cash Used in Investing Activities                            (337)        (11,736)        (10,577)

Cash Flows from Financing Activities:
  Decrease in Short-term Borrowings                                 (74)         (2,586)         (5,124)
  Increase in Guarantee Deposits                                      0               0             (73)
  Increase (Decrease) in Long-term Borrowings                       (16)           (557)          4,767
  Issuance of Common Stock for Cash                                 549          19,170           7,900
  Directors' and Supervisors' Remuneration                            0               0             (18)
                                                                  -----         -------         -------
  Net Cash Provided by Financing Activities                         459          16,027           7,452

  Effect of Exchange Rate Change on Cash                              0              (5)              0
                                                                  -----         -------         -------
  Net Increase (Decrease) in Cash and Cash Equivalents              571          19,940          (3,112)
                                                                  -----         -------         -------
  Cash and Cash Equivalents at Beginning of Period                  185           6,443           3,763
  Cash and Cash Equivalents at End of Period                        756          26,383             651
                                                                  =====         =======         =======

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$34.918 per
      U.S. dollar at the end of Sep. 2002

                                                                          ITEM 7


                            AU Optronics Corporation
                                October 29, 2002
                            English Language Summary


Subject:       AU Optronics Corp. Revises Its 2002 Financial Forecast

Regulation:    Published pursuant to Article 36 of the Taiwan Stock Exchange's
               Operating Procedures for the Publication of Material Information by Listed Companies
Content:

1. Previously filed financial forecast was made on April 23, 2002, reviewed by Alfred S. H. Wei and Emily Tseng of KPMG Certified Public Accountants on April 25, 2002 and announced on April 29, 2002.

2. As a result of the delayed IT industry recovery, slowing customer demand and deteriorating prices environment, the Company's sales for the nine months ended September 30, 2002 fell 28% below previously filed financial forecast. In addition, the volatility in stock and foreign exchange markets resulted in a higher non-operating loss. Due to the changes of the original assumptions, the previously filed financial forecast needs to be revised.

3. The revised financial forecast was made on October 23, 2002, reviewed by Alfred S. H. Wei and Emily Tseng of KPMG Certified Public Accountants on October 25, 2002, and approved by the Board of Directors on October 29, 2002. The independent CPA issued an "unqualified opinion" based on "Accounting Principal for Financial Forecast" and reasonable assumptions. Once there is any change in the assumptions, the independent CPA doesn't need to issue a further revised financial forecast if the Company doesn't request for CPA review.

4. The statements include in this revised financial forecast that are not historical in nature are "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics' future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics' current expectations.

     Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

     Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics' forward-looking statements can be found in AU Optronics' registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.

5.   Shareholders can refer to the revised financial forecast in the Company.

                                                                          ITEM 8




                            AU Optronics Corporation
                                October 29, 2002
                            English Language Summary

Subject:       Revision of The Original Financial Forecast for 2002 (audited)

Regulation:    Published pursuant to Article 2-13 of the Taiwan Stock Exchange's
               Operating Procedures for the Publication of Material Information by Listed Companies

Content:

1)   Year: 2002

2)   Revised date: 2002/10/23

3) Reason for amending financial forecast: as required by applicable regulation for the publication of financial forecasts by publicly listed companies

4) Name of CPA & audited date: Alfred S. H. Wei and Emily Tseng of KPMG Certified Public Accountants on October 25, 2002.

5)   Board resolution date: 2002/10/29

6)   Announcement date: 2002/10/29

7)   Major chart of accounts:

--------------------------------------------------------------------------------
                                                              Unit: NTD thousand
--------------------------------------------------------------------------------
                                                  Original            Revised
                                                  Forecast            Forecast
--------------------------------------------------------------------------------
Balance Sheet
--------------------------------------------------------------------------------
   Cash and cash equivalents                      28,591,212         26,876,716
--------------------------------------------------------------------------------
   Marketable securities                           3,458,037          3,509,304
--------------------------------------------------------------------------------
   Accounts receivable                             9,682,323          4,437,724
--------------------------------------------------------------------------------
   Accounts receivable-related parties             5,286,073          4,400,000
--------------------------------------------------------------------------------
   Inventories                                     8,684,591          7,384,428
--------------------------------------------------------------------------------
   Prepaid expenses &Other current assets            823,008            534,390
--------------------------------------------------------------------------------
   Deferred income taxes                             142,341            362,843
--------------------------------------------------------------------------------
   Total current assets                           56,667,585         47,505,405
--------------------------------------------------------------------------------
   Long-term investments                           3,116,121          1,622,337
--------------------------------------------------------------------------------
   Fixed assets                                   78,157,218         68,889,574
--------------------------------------------------------------------------------
   Deferred expense                                2,849,483          3,923,173
--------------------------------------------------------------------------------
   Rental assets                                           -          1,613,125
--------------------------------------------------------------------------------
   Land & Facility not used in operation              38,117             38,323
--------------------------------------------------------------------------------
   Deferred income taxes                           2,726,576          2,159,166
--------------------------------------------------------------------------------
   Restricted cash in bank                           149,542             56,200
--------------------------------------------------------------------------------
   Refundable deposit & Other assets                 893,646            894,186
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   Total assets                                  144,598,288        126,701,489
--------------------------------------------------------------------------------
   Accounts payable                               13,584,295          9,809,316
--------------------------------------------------------------------------------
   Accounts payable-related parties                  714,963          1,325,000
--------------------------------------------------------------------------------
   Accrual expenses and other
     current liabilities                           2,253,037          1,963,237
--------------------------------------------------------------------------------
   Account payable for equipment                     855,000            838,120
--------------------------------------------------------------------------------
   Current maturities of
     long-term liabilities                         7,956,110          9,492,110
--------------------------------------------------------------------------------
   Current liabilities                            25,363,405         23,427,783
--------------------------------------------------------------------------------
   Bonds payable                                   3,052,885          2,642,320
--------------------------------------------------------------------------------
   Long-term debt                                 19,522,219         21,592,220
--------------------------------------------------------------------------------
   Long-term notes payable                         1,373,949          1,283,776
--------------------------------------------------------------------------------
   Total long-term liabilities                    23,949,053         25,518,316
--------------------------------------------------------------------------------
   Other liabilities                                  96,958             85,021
--------------------------------------------------------------------------------
Total liabilities                                 49,409,416         49,031,120
--------------------------------------------------------------------------------
   Common stock                                   39,769,102         40,021,439
--------------------------------------------------------------------------------
   Capital surplus                                41,105,432         31,582,115
--------------------------------------------------------------------------------
   Legal reserve                                           -                  -
--------------------------------------------------------------------------------
   Retained earnings                              14,305,035          6,030,094
--------------------------------------------------------------------------------
   Cumulative translation adjustment                   9,303             36,721
--------------------------------------------------------------------------------
Total shareholders' equity                        95,188,872         77,670,369
--------------------------------------------------------------------------------
Total liabilities & Shareholders' equity         144,598,288        126,701,489
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
                                                              Unit: NTD thousand
--------------------------------------------------------------------------------
                                                  Original            Revised
                                                  Forecast            Forecast
--------------------------------------------------------------------------------
Income Statement
--------------------------------------------------------------------------------
   Operating revenue                              92,970,327         75,987,699
--------------------------------------------------------------------------------
   Cost of goods sold                             72,771,095         63,871,102
--------------------------------------------------------------------------------
   Gross profit                                   20,199,232         12,116,597
--------------------------------------------------------------------------------
   Operating expenses                              4,105,876          4,073,188
--------------------------------------------------------------------------------
   Operating income                               16,093,356          8,043,409
--------------------------------------------------------------------------------
   Pretax income                                  14,305,044          6,030,122
--------------------------------------------------------------------------------
   Net income                                     14,305,035          6,030,094
--------------------------------------------------------------------------------

8)   Reason for the correction or update and monetary amount affected:

 As a result of the delayed IT industry recovery, slowing customer demand and deteriorating prices environment, the Company's sales for the nine months ended September 30, 2002 fell 28% below previously filed financial forecast. In addition, the volatility in stock and foreign exchange markets resulted in a higher non-operating loss. Due to the changes of the original assumptions, the previously filed financial forecast needs to be revised.

                                                                          ITEM 9


                            AU Optronics Corporation
                                November 1, 2002
                            English Language Summary

Subject:       Merger Between AU Optronics and HannStar

Regulation:    Published Pursuant to Article 2-31 of the Taiwan Stock
               Exchange's Operating Procedures for the Publication of Material
               Information by Listed Companies

Content:

1)   Name of the reporting media: Economic Daily News

2)   Date of the report: 2002/11/1

3)   Content of the report: The merger between AU Optronics and HannStar

4) Company's explanation of the report: With regard to the news report, "The merger between AU Optronics and HannStar" of Economic Daily News, AU Optronics has not excluded the possibility of any kind of cooperation in the future. As of November 1, 2002, the Company has not contacted or discussed with any companies about this issue.